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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Adds $2.3 million to Treasury through Clancy Sale

KSK10-29

Vancouver, BC – November 9, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that the Company has generated CAD$2,305,579 from the sale of 28,506,883 shares of Clancy Exploration Limited (“Clancy”), an ASX-listed (CLY) junior explorer in which Kiska owned a 26% interest. .

The sale of the Clancy share position is part of an ongoing strategic review of non-core assets to maximize shareholder value and to allocate the Company's capital and resources to its flagship Whistler project.  The Clancy position was considered a non-core asset, and as such, was liquidated. Proceeds of the transaction will be used to fund exploration of the Company’s wholly-owned Whistler gold-copper porphyry project in Alaska and for general working capital.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.